Nanomix Corporation

2121 Williams Street

San Leandro, CA 94577

July 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Drory

Re:       Nanomix Corporation

Registration Statement on Form S-1

File No. 333-265744

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Nanomix Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Friday, July 8, 2022, or as soon thereafter as possible.

Please notify Stephen Cohen of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 653-8166 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

        Very truly yours,

NANOMIX CORPORATION

By:	/s/ David Ludvigson
Name:	David Ludvigson
Title:	Chief Executive Officer